FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

2

Santiago (Chile), March 9, 2005

Messrs.

Superintendency of Securities and Insurance

Ladies and gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (“ARAUCO”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

The Board of Directors of Celulosa Arauco y Constitución S.A., in a meeting held on March 8, 2005, approved the acquisition through the subsidiaries indicated below, of all of the shares of the forestry and chemical resins “Ecoboard S.A.I.F.” and “Louis Dreyfus S.A.I.F.”, in Argentina, and “LD Forest Products S.A.”, in Brazil. Such companies are in turn the owners of the 100% of the shares of Placas do Paraná S.A. and of the 50% of the shares of Dynea Brasil S.A., both incorporated in Brazil, and of the 100% of the shares of LD Manufacturing S.A. and of the 60% of the shares of Flooring S.A., both incorporated in Argentina.

Such new acquisition, represents a further step in the internationalisation process of ARAUCO, strongly complementing the business of production and commercialisation of wood panels developed through our subsidiaries Paneles Arauco S.A., in Chile, and Alto Paraná S.A., in Argentina. Furthermore, the acquisition of relevant forestry assets in Brazil represents a fundamental step in order to consolidate the access of ARAUCO to the most important market in Latin America.

The transaction, considering Brazil and Argentina, involves funds for approximately US$ 300 million. In Brazil, the main assets are 26,000 hectares of plantations, one MDF plant of 250,000 m3/year and a particle board mill of 320,000 m3/year. Additionally, it involves the acquisition of the 50% of the company Dynea do Brasil S.A., with a production capacity of 130,000 tons/year of resin. In Argentina, there are incorporated 8,000 hectares of plantations, a particle board mill with a production capacity of 230,000 m3/year and a production plant of resin.

In Brazil, the acquisition will be made on March 9, 2005, through our subsidiary Arauco do Brasil Ltda. In the case of Argentina, the transaction will be agreed upon through our subsidiary Industrias Forestales S.A., the parent company of Alto Paraná S.A., conditioned only to the authorization of the Comisión Nacional de Defensa de la Competencia (Argentine Antitrust Authority).

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

c.c.

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago

Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.

Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 10, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer